The annual meeting of Fund shareholders was held on April 7, 2008. Following is a summary of the proposal submitted to shareholders for vote at the meeting and votes cast:

Proposal         Votes for     Votes withheld     Votes abstained

Election of
John L. Harrington
as an Independent
Trustee until the
2011 annual meeting.

                 1,480,071            39,471

The following trustees terms of office as trustee continued after the Funds annual meeting: Barry M.
Portnoy, Gerard M. Martin, Frank J. Bailey and
Arthur G. Koumantzelis.